FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	December	2004
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1. 2.

News Release dated December 21, 2004 (“T-Mobile Deuschland Expands Its BlackBerry Offering")

News Release dated December 21, 2004 (“T-Mobile International Extends BlackBerry Range Through Introduction of "BlackBerry Connect" and "BlackBerry Built-In" For Mobile Professionals In Europe")

Page No 2 3

Document 1

December 21, 2004

FOR IMMEDIATE RELEASE

T-Mobile Deutschland Expands Its BlackBerry Offering

Waterloo, ON – T-Mobile Deutschland and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) announced an expanded offering of BlackBerry® products and services for customers in Germany today with T-Mobile’s introduction of BlackBerry Connect™, BlackBerry 7100t™, BlackBerry 7290™ and BlackBerry Enterprise Server™ v4.0.

Using RIM’s BlackBerry Connect™ technology, T-Mobile Deutschland will now support push-based BlackBerry email services on the T-Mobile MDA II in addition to RIM’s BlackBerry devices. T-Mobile Deutschland is the first mobile operator to commercially launch BlackBerry Connect™ with a Windows Mobile-based device.

The BlackBerry service allows business and personal emails to be delivered automatically to the MDA II. Attachments such as Word files or PowerPoint presentations can also be opened and viewed. Corporate customers can also integrate the MDA II with BlackBerry Enterprise Server™, making further features available such as wireless calendar synchronization, wireless access to the company address book and advanced security with end-to-end encryption.

MDA II owners wishing to use the push-based BlackBerry email service can download the necessary software at www.t-mobile.de/blackberry/software. A CD-ROM is now also included when new devices are purchased. T-Mobile is currently planning to make the BlackBerry email service available for additional devices including the MDA III, MDA compact and Sony Ericsson P910 in the first quarter of 2005.

In addition to the introduction of BlackBerry Connect™, T-Mobile Deutschland is adding the BlackBerry 7100t™ and BlackBerry 7290™ to its BlackBerry portfolio. Both models have new and enhanced features including large, bright color screens and Bluetooth® support. The BlackBerry 7100t incorporates RIM’s innovative SureType™ keyboard technology and delivers the power of BlackBerry with the look and feel of a typical cell phone. The BlackBerry 7290 features a compact and ergonomic handheld design ideal for more intensive data use. Both devices feature all the popular elements of existing BlackBerry devices including integrated support for push-based email, phone, text messaging, organizer, Internet and intranet applications. Other new features include more memory (32 MB flash, 4 MB SRAM) and support for enhanced attachment viewing capabilities. Both devices also feature quad-band support for international roaming* and Bluetooth support enabling wireless connections with a car kit or headset. The BlackBerry 7100t and BlackBerry 7290 are available for both corporate and personal use.

BlackBerry Enterprise Sever software v4.0 is expected to be available from T-Mobile Deutschland in Q1 2005. New and enhanced features include the wireless synchronization of contacts, tasks and notes. Out-of-office, filter and auto-signature functions can also be modified wirelessly. Advanced Encryption Standard (AES) support is added and IT administrators will benefit from the option to centrally load handheld software. Furthermore, it is no longer necessary to install desktop software.

*Check with T-Mobile for roaming services.

Media Contacts:
RIM
Courtney Flaherty
Brodeur Worldwide for RIM
+1 212.771.3637
cflaherty@brodeur.com

Hotwire PR for RIM
+44 207 608 2500

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry, SureType and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Document 2

December 21, 2004

FOR IMMEDIATE RELEASE

T-Mobile International Extends BlackBerry Range Through Introduction of “BlackBerry Connect” and “BlackBerryBuilt-In”
For Mobile Professionals In Europe

Bonn, Germany and Waterloo, Ontario – T-Mobile International and Research In Motion (Nasdaq: RIMM; TSX: RIM) today announced plans to support a wider choice of devices with push-based BlackBerry® email services. Through the introduction of BlackBerry Connect™ and BlackBerry Built-In™, T-Mobile is extending the range of devices on which BlackBerry services are supported and available to business professionals in Europe.

Support for BlackBerry services will be initially introduced with T-Mobile’s popular organizer, the MDA II; and the rollout with other devices is expected to continue in early 2005 with T-Mobile’s MDA III, Sony Ericsson P910i, Siemens SK65 and Nokia 6820.

RIM’s BlackBerry Connect™ licensing program enables mobile device manufacturers to equip their handsets with the integrated ability to connect to BlackBerry Enterprise Server™ and BlackBerry Internet Service™.

With the BlackBerry Built-In™ licensing program, mobile device manufacturers can incorporate various BlackBerry applications into their own devices including BlackBerry Email™, BlackBerry Calendar™ and BlackBerry Browser™ applications. The first device to support BlackBerry Built-In™ is the Siemens SK65.

T-Mobile International will now be able to offer a much wider choice of devices to suit the preferences and user needs of different staff within the enterprise, all managed on the same robust BlackBerry mobile data infrastructure.

“A widening range of mobile professionals are recognizing the productivity benefits of BlackBerry,” said Mark Guibert, Vice President, Corporate Marketing at RIM. “We are very pleased that T-Mobile International is broadening its BlackBerry offering with the introduction of BlackBerry Connect™ and BlackBerry Built In™.”

André Stark, Head of Business Marketing, T-Mobile International comments: “The extension of the BlackBerry service to a much wider range of new and stylish mobile phone handsets allows T-Mobile to address the needs of a broader target group of mobile workers which can now have a much larger variety of handsets to choose from.”

Stark continued: “Both user groups, those with preference for a small and handy voice phone as well as mobile workers with need for a feature rich wireless device will have the freedom to choose the device of their preference from a larger choice of BlackBerry enabled handsets from T-Mobile.”

— more —

BlackBerry platforms for both corporate and personal email use are supported. For corporate customers, BlackBerry Enterprise Server software tightly integrates with Microsoft® Exchange or IBM® Lotus® Domino® to enable secure, push-based, wireless access to email and calendar. For individuals and smaller businesses, BlackBerry Internet Service allows users to access multiple personal and/or corporate email accounts (including many popular ISP email accounts as well as Microsoft Exchange and IBM Lotus Domino accounts) from a single device.

Availability of specific devices may vary by country. Check with T-Mobile International for more information.

About T-Mobile International

T-Mobile International is one of the world’s leading companies in mobile communications. By Q3 of 2004, more than 109 million people were using the mobile communications services provided by companies in which T-Mobile or Deutsche Telekom have a majority or minority stake. And all that over a common technology platform based on GSM, the world’s most successful digital wireless standard. This also makes T-Mobile the only mobile communications provider with a seamless transatlantic service.

T-Mobile UK, the fastest growing UK network, currently has 15.2 million customers. Its UK network covers over 99% of the UK population and currently offers roaming on 370 networks in 163 countries, including the USA. T-Mobile UK has 1,900 Wi-Fi locations, giving customers the largest UK Wi-Fi network as well as the largest network in Europe and the USA.

For more information about T-Mobile UK, please visit www.t-mobile.co.uk or contact the press office on +44 (0) 70171 50150.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contacts:
T-Mobile International Press Office
+44 70171 50150

Courtney Flaherty
Brodeur Worldwide for RIM
+1 212-771-3637
cflaherty@brodeur.com

Tilly Quanjer
Senior Communications Manager, RIM Europe
+44 (0) 1784 223987
tquanjer@rim.com

Investor Contact:
Research In Motion Investor Relations
(519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of Research In Motion’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in Research In Motion’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited.  RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries.  All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	December 21, 2004	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller